West Fraser Timber Co. Ltd.
Condensed Consolidated Balance Sheets
(in millions of United States dollars, except where indicated - unaudited)

		September 29,	December 31,
	Note	2023	2022
Assets
Current assets
Cash and cash equivalents		$1,204	$1,162
Receivables		380	350
Inventories	4	818	1,032
Income taxes receivable		119	145
Prepaid expenses		68	60
Assets held for sale	5	165	—
		2,754	2,749
Property, plant and equipment		3,821	3,982
Timber licences		337	351
Goodwill and other intangible assets		2,317	2,358
Export duty deposits	16	371	354
Other assets		182	175
Deferred income tax assets		4	4
		$9,784	$9,973

Liabilities
Current liabilities
Payables and accrued liabilities		$677	$722
Current portion of reforestation and decommissioning obligations		53	58
Income taxes payable		15	12
Liabilities associated with assets held for sale	5	39	—
		784	792
Long-term debt	6	499	499
Other liabilities	7	200	268
Deferred income tax liabilities		767	795
		2,250	2,354
Shareholders’ Equity
Share capital	9	2,656	2,667
Retained earnings		5,203	5,283
Accumulated other comprehensive loss		(325)	(332)
		7,535	7,619
		$9,784	$9,973
The number of Common shares and Class B Common shares outstanding at October 24, 2023 was 83,555,797.

West Fraser Timber Co. Ltd.
Condensed Consolidated Statements of Earnings and Comprehensive Earnings
(in millions of United States dollars, except where indicated - unaudited)

		Three Months Ended		Nine Months Ended
		September 29,	September 30,	September 29,	September 30,
		2023	2022	2023	2022

Sales		$1,705	$2,088	$4,940	$8,085

Costs and expenses
Cost of products sold		1,128	1,371	3,568	3,933
Freight and other distribution costs		217	260	682	755
Export duties, net	16	(39)	(53)	—	(10)
Amortization		132	140	405	441
Selling, general and administration		73	84	227	265
Equity-based compensation		(4)	5	11	(1)
Restructuring and impairment charges	10	13	—	145	13
		1,521	1,807	5,036	5,396

Operating earnings		184	281	(97)	2,689

Finance income (expense), net	11	21	3	37	(7)
Other income	12	11	12	35	36
Earnings before tax		215	296	(25)	2,718
Tax (provision) recovery	13	(56)	(80)	11	(650)
Earnings		$159	$216	$(14)	$2,068

Earnings per share (dollars)
Basic	14	$1.91	$2.50	$(0.16)	$21.31
Diluted	14	$1.81	$2.50	$(0.18)	$21.13

Comprehensive earnings
Earnings		$159	$216	$(14)	$2,068
Other comprehensive earnings
Items that may be reclassified to earnings
Translation (loss) gain on operations with different functional currencies		(21)	(62)	7	(133)
Items that will not be reclassified to earnings
Actuarial gain (loss) on retirement benefits, net of tax	8	30	(14)	22	149
		9	(76)	29	16
Comprehensive earnings		$168	$140	$16	$2,084

West Fraser Timber Co. Ltd.
Condensed Consolidated Statements of Changes in Shareholders' Equity
(in millions of United States dollars, except where indicated - unaudited)

		Three Months Ended		Nine Months Ended
		September 29,	September 30,	September 29,	September 30,
	Note	2023	2022	2023	2022

Share capital
Balance - beginning of period		$2,667	$2,791	$2,667	$3,402
Repurchase of Common shares for cancellation	9	(11)	(73)	(11)	(684)
Balance - end of period		$2,656	$2,718	$2,656	$2,718

Retained earnings
Balance - beginning of period		$5,053	$5,385	$5,283	$4,503
Actuarial gain (loss) on retirement benefits, net of tax	8	30	(14)	22	149
Repurchase of Common shares for cancellation	9	(14)	(109)	(14)	(1,189)
Earnings for the period		159	216	(14)	2,068
Dividends declared		(25)	(25)	(75)	(78)
Balance - end of period		$5,203	$5,453	$5,203	$5,453

Accumulated other comprehensive loss
Balance - beginning of period		$(304)	$(320)	$(332)	$(249)
Translation (loss) gain on operations with different functional currencies		(21)	(62)	7	(133)
Balance - end of period		$(325)	$(382)	$(325)	$(382)

Shareholders' Equity		$7,535	$7,789	$7,535	$7,789

West Fraser Timber Co. Ltd.
Condensed Consolidated Statements of Cash Flows
(in millions of United States dollars, except where indicated - unaudited)

		Three Months Ended		Nine Months Ended
		September 29,	September 30,	September 29,	September 30,
	Note	2023	2022	2023	2022
Cash provided by operating activities
Earnings		$159	$216	$(14)	$2,068
Adjustments
Amortization		132	140	405	441
Restructuring and impairment charges	10	13	—	145	13
Finance (income) expense, net	11	(21)	(3)	(37)	7
Foreign exchange loss (gain)		1	(9)	(2)	(21)
Export duty	16	(53)	(77)	(41)	(116)
Retirement benefit expense		16	24	51	71
Contributions to retirement benefit plans		(11)	(16)	(44)	(53)
Tax provision (recovery)	13	56	80	(11)	650
Income taxes refunded (paid)		17	(111)	3	(955)
Other		(26)	(22)	(36)	(30)
Changes in non-cash working capital
Receivables		(5)	56	(48)	(9)
Inventories		41	55	162	18
Prepaid expenses		2	16	(22)	(23)
Payables and accrued liabilities		34	84	(83)	(1)
		355	433	429	2,060
Cash used for financing activities
Repayment of lease obligations		(3)	(4)	(11)	(14)
Finance expense paid		(3)	(2)	(15)	(13)
Repurchase of Common shares for cancellation	9	—	(185)	—	(1,849)
Dividends paid		(25)	(27)	(75)	(74)
		(31)	(218)	(101)	(1,950)
Cash used for investing activities
Additions to capital assets		(115)	(147)	(320)	(328)
Interest received		12	5	33	8
		(104)	(142)	(288)	(320)
Change in cash and cash equivalents		220	73	39	(210)
Foreign exchange effect on cash and cash equivalents		(10)	(31)	2	(35)
Cash and cash equivalents - beginning of period		994	1,281	1,162	1,568
Cash and cash equivalents - end of period		$1,204	$1,323	$1,204	$1,323

West Fraser Timber Co. Ltd.
Notes to Condensed Consolidated Financial Statements
For the three and nine months ended September 29, 2023 and September 30, 2022
(figures are in millions of United States dollars, except where indicated - unaudited)
1.Nature of operations
West Fraser Timber Co. Ltd. ("West Fraser", the “Company”, "we", "us" or "our") is a diversified wood products company with more than 60 facilities in Canada, the United States (“U.S.”), the United Kingdom (“U.K.”), and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. Our executive office is located at 885 West Georgia Street, Suite 1500, Vancouver, British Columbia. West Fraser was formed by articles of amalgamation under the Business Corporations Act (British Columbia) and is registered in British Columbia, Canada. Our Common shares are listed for trading on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol WFG.
2.Basis of presentation
These condensed consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board and use the same accounting policies as the most recent audited annual consolidated financial statements. These condensed consolidated interim financial statements were authorized for issue by the Audit Committee of the Company’s Board of Directors on October 25, 2023. These condensed consolidated interim financial statements should be read in conjunction with the Company's audited annual consolidated financial statements for the year ended December 31, 2022.
The Company’s fiscal year is the calendar year ending December 31. Effective January 1, 2023, the Company’s fiscal quarters are the 13-week periods ending on the last Friday of March, June, and September with the fourth quarter ending December 31. References to the three months ended September 29, 2023 and the third quarter of 2023 relate to the 13-week period ended September 29, 2023 and references to the nine months ended September 29, 2023 relate to the 39-week period ended September 29, 2023.
Figures have been rounded to millions of dollars to reflect the accuracy of the underlying balances and as a result certain tables may not add due to rounding impacts.
3.Seasonality of operations

Our operating results are subject to seasonal fluctuations that may impact quarter-to-quarter comparisons. Consequently, interim operating results may not proportionately reflect operating results for a full year.
Market demand varies seasonally, as home building activity and repair-and-remodelling work are generally stronger in the spring and summer months. Extreme weather conditions, including wildfires in Western Canada and hurricanes in the U.S. South, may periodically affect operations, including logging, manufacturing and transportation. Log inventory is typically built up in the northern regions of North America and Europe during the winter to sustain our lumber and EWP production during the second quarter when logging is curtailed due to wet and inaccessible land conditions. This inventory is generally consumed in the spring and summer months.

4.Inventories

As at	September 29, 2023	December 31, 2022
Manufactured products	$359	$428
Logs and other raw materials	228	376
Materials and supplies	231	228
	$818	$1,032
Inventories at September 29, 2023 were subject to a valuation reserve of $34 million (December 31, 2022 - $61 million) to reflect net realizable value being lower than cost.
Inventories subject to transfer as a result of the sale of Hinton pulp mill, Quesnel River Pulp mill, and Slave Lake Pulp mill have been presented as part of assets held for sale (see note 5) and are not included in the September 29, 2023 balances presented above.
5.Disposal groups held for sale
Accounting policies
Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use. Such assets or disposal groups are generally measured at the lower of their carrying amount and fair value less costs to sell.
Any excess of carrying value over fair value less costs to sell is recognized as impairment loss. Impairment loss on a disposal group is allocated first to goodwill, if any, and then to the remaining non-current assets within the scope of the measurement requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations on a pro-rata basis. Impairment losses on initial classification as held-for-sale and subsequent gains and losses on remeasurement are recognized in earnings.
Once classified as held-for-sale, property, plant and equipment and timber licenses are no longer depreciated.
Supporting information
Sale of Hinton pulp mill
On July 10, 2023, we announced an agreement to sell our unbleached softwood kraft pulp mill in Hinton, Alberta to Mondi Group plc (“Mondi”). The transaction is anticipated to close following successful completion of customary regulatory reviews and satisfaction of customary conditions. Activities in respect of the closing conditions are proceeding and we now anticipate closing the transaction in early 2024. The facility is presented as a disposal group held for sale at September 29, 2023.
Under the terms of the agreement, Mondi will purchase specified assets, including property, plant and equipment and working capital, and assume certain liabilities related to the Hinton pulp mill in exchange for a base purchase price of $5 million prior to working capital and other adjustments specified in the asset purchase agreement. Pursuant to the transaction, we will continue to supply fibre to the Hinton pulp mill under long-term contract, via residuals from our Alberta sawmills.
Impairment losses of $118 million in relation to the sale of the Hinton pulp mill have been included in Restructuring and impairment charges in the nine months ended September 29, 2023 (see note 10). We recorded an impairment reversal of $4 million in the three months ended September 29, 2023 upon remeasurement of estimated working capital adjustments specified in the asset purchase agreement.
Sale of Quesnel River Pulp mill and Slave Lake Pulp mill
On September 22, 2023, we announced an agreement to sell our two bleached chemithermomechanical pulp (“BCTMP”) mills, Quesnel River Pulp mill in Quesnel, B.C. and Slave Lake Pulp mill in Slave Lake, Alberta to an affiliate of Atlas

Holdings (“Atlas”). The transaction is anticipated to close following successful completion of customary regulatory reviews and satisfaction of customary conditions. Activities in respect of the closing conditions are proceeding and we anticipate closing the transaction in early 2024. The facilities are presented as a disposal group held for sale at September 29, 2023.
Under the terms of the agreement, Atlas will purchase specified assets, including property, plant and equipment, working capital, certain timber licenses in Alberta, and assume certain liabilities related to the mills and timber licenses in exchange for a base purchase price of $120 million prior to working capital adjustments specified in the asset purchase agreement. Pursuant to the transaction, we will continue to supply fibre to the Quesnel River Pulp mill under long-term contract.
An impairment loss of $17 million in relation to the sale of the Quesnel River Pulp mill and Slave Lake Pulp mill has been included in Restructuring and impairment charges in the three and nine months ended September 29, 2023 (see note 10).
Carrying values of disposal groups
As at September 29, 2023, the disposal group comprised the following assets and liabilities:

Receivables	$36
Inventories	58
Prepaid expenses	2
Property, plant and equipment	56
Timber licenses	$3
Retirement assets	10
Assets held for sale	$165

Payables and accrued liabilities	$32
Reforestation and decommissioning obligations	5
Retirement liabilities	2
Liabilities associated with assets held for sale	$39
6.Operating loans and long-term debt
Operating loans
As at September 29, 2023, our credit facilities consisted of a $1 billion committed revolving credit facility which matures July 2028, $35 million of uncommitted revolving credit facilities available to our U.S. subsidiaries, a $18 million (£15 million) credit facility dedicated to our European operations, and a $10 million (CAD$13 million) demand line of credit dedicated to our jointly‑owned newsprint operation.
As at September 29, 2023, our revolving credit facilities were undrawn (December 31, 2022 - undrawn) and the associated deferred financing costs of $2 million (December 31, 2022 - $1 million) were recorded in other assets. Interest on the facilities is payable at floating rates based on Prime Rate Advances, Base Rate Advances, Bankers’ Acceptances, or Secured Overnight Financing Rate (“SOFR”) Advances at our option. On July 25, 2023, we amended and restated the revolving credit facilities agreement to extend its maturity to July 2028 and replaced the previous London Inter-Bank Offered Rate (“LIBOR”) option with SOFR.
In addition, we have credit facilities totalling $131 million (December 31, 2022 - $131 million) dedicated to letters of credit. Letters of credit in the amount of $42 million (December 31, 2022 - $61 million) were supported by these facilities.
All debt is unsecured except the $10 million (CAD$13 million) jointly-owned newsprint operation demand line of credit, which is secured by that joint operation’s current assets.

Long-term debt

As at	September 29, 2023	December 31, 2022
Senior notes due October 2024; interest at 4.35%	$300	$300
Term loan due July 2025; floating interest rate	200	200
	500	500
Less: deferred financing costs	(1)	(1)
Less: current portion	—	—
	$499	$499
On July 25, 2023, we amended and restated the term loan agreement to extend its maturity to July 2025 and replaced the LIBOR floating rate option with SOFR.
The fair value of the long-term debt at September 29, 2023 was $492 million (December 31, 2022 - $491 million) based on rates available to us at the balance sheet date for long-term debt with similar terms and remaining maturities.
Interest rate swap contracts
We have interest rate swap contracts to pay fixed interest rates and receive variable interest rates on $200 million notional principal amount of indebtedness. During the three months ended June 30, 2023, these interest rate swaps were amended to reference 3-month SOFR (previously 3-month LIBOR) effective Q3-23. The weighted average fixed interest rate payable under the contracts is 0.91% following the amendment (previously 1.14%).

These interest rate swap agreements fix the interest rate on the $200 million term loan disclosed in the long-term debt table above and mature in August 2024.
The interest rate swap contracts are accounted for as a derivative, with the related changes in the fair value included in Other income on the consolidated statement of earnings. For the three and nine months ended September 29, 2023, a loss of $2 million and a loss of $4 million (three and nine months ended September 30, 2022 - gain of $4 million and gain of $13 million) was recognized in relation to the interest rate swap contracts. The fair value of the interest rate swap contracts at September 29, 2023 was an asset of $9 million (December 31, 2022 - asset of $12 million).
7.Other liabilities

As at	September 29, 2023	December 31, 2022
Retirement liabilities	$62	$77
Long-term portion of reforestation obligations	42	55
Long-term portion of decommissioning obligations	12	15
Long-term portion of lease obligations	31	26
Export duties	28	73
Electricity swaps	6	4
Other	19	18
	$200	$268

8.Retirement benefits
We maintain defined benefit and defined contribution pension plans covering most of our employees. The defined benefit plans generally do not require employee contributions and provide a guaranteed level of pension payable for life based either on length of service or on earnings and length of service, and in most cases do not increase after commencement of retirement. We also provide group life insurance, medical and extended health benefits to certain employee groups.
In the three months ended September 29, 2023, we entered into a buy-out annuity agreement to settle $73 million of our defined benefit obligations by purchasing annuities using our plan assets. The agreement transfers the pension obligations of retired employees under certain Canadian pension plans to a financial institution. The difference between the cost of the annuity purchase and the liabilities held for this pension plan was reflected as a settlement gain of $2 million in other income (see note 12).
In the three months ended June 30, 2023, we entered into a buy-out annuity agreement to settle $44 million of our defined benefit obligations by purchasing annuities using our plan assets. The agreement transfers the pension obligations of retired and terminated vested employees under certain U.S. pension plans to a financial institution. The difference between the cost of the annuity purchase and the liabilities held for this pension plan was reflected as a settlement gain of $4 million in other income (see note 12).
The table below summarizes the status of the defined benefit pension plans and other retirement benefit plans in aggregate. Defined benefit obligations and plan assets subject to transfer as a result of the sale of Hinton pulp mill, Quesnel River Pulp mill, and Slave Lake Pulp mill have been presented as part of assets held for sale or liabilities associated with assets held for sale (see note 5) and are not included in the September 29, 2023 balances presented in the table below.

	September 29,	December 31,
As at	2023	2022
Projected benefit obligations	$(650)	$(856)
Fair value of plan assets	721	927
Impact of asset ceiling adjustments	(3)	(16)
	68	55
Represented by
Retirement assets	131	132
Retirement liabilities	(62)	(77)
	$68	$55
The significant actuarial assumptions used to determine our balance sheet date retirement assets and liabilities are as follows:

	September 29,	December 31,
	2023	2022
Discount rate	5.58%	5.17%
Future compensation rate increase	3.53%	3.53%
The actuarial gain (loss) on retirement benefits, included in other comprehensive earnings, is as follows:

	Three Months Ended		Nine Months Ended
	September 29,	September 30,	September 29,	September 30,
	2023	2022	2023	2022
Actuarial gain (loss)	$40	$(17)	$30	$196
Tax (provision) recovery	(10)	3	(8)	(47)
	$30	$(14)	$22	$149

9.Share capital
Authorized
400,000,000 Common shares, without par value
20,000,000 Class B Common shares, without par value
10,000,000 Preferred shares, issuable in series, without par value
Issued

	September 29, 2023		December 31, 2022
As at	Number	Amount	Number	Amount
Common	81,274,319	$2,656	81,273,936	$2,667
Class B Common	2,281,478	—	2,281,478	—
Total Common	83,555,797	$2,656	83,555,414	$2,667
As of September 29, 2023, we held 340,000 Common shares as treasury shares for cancellation.
For the three and nine months ended September 29, 2023, we issued 383 Common shares under our share option plans (three and nine months ended September 30, 2022 - no Common shares) and no Common shares under our employee share purchase plan (three and nine months ended September 30, 2022 - no Common shares).
Rights and restrictions of Common shares
The Common shares and Class B Common shares are equal in all respects, including the right to dividends, rights upon dissolution or winding up and the right to vote, except that each Class B Common share may at any time be exchanged for one Common share. Our Common shares are listed for trading on the TSX and NYSE under the symbol WFG, while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis.
Share repurchases
Normal Course Issuer Bids
On February 22, 2023, we renewed our normal course issuer bid (“2023 NCIB”) allowing us to acquire up to 4,063,696 Common shares for cancellation until the expiry of the bid on February 26, 2024. For the three and nine months ended September 29, 2023, we repurchased for cancellation 340,000 Common shares at an average price of $72.67 under our normal course issuer bids.
For the three months ended September 30, 2022, we repurchased for cancellation 2,223,633 Common shares at an average price of $81.67 per share under our normal course issuer bids. For the nine months ended September 30, 2022, we repurchased for cancellation 8,917,979 Common shares at an average price of $83.24 per share under our normal course issuer bids.
2022 Substantial Issuer Bid
During the nine months ended September 30, 2022, we repurchased for cancellation a total of 11,898,205 Common shares at a price of $95.00 per share for an aggregate purchase price of $1.13 billion under the 2022 Substantial Issuer Bid (“2022 SIB”). The Common shares repurchased represented approximately 11.7% of the total number of West Fraser’s issued and outstanding Common shares and Class B Common shares at the time the 2022 SIB was announced in April 2022.

10.Restructuring and impairment charges

	Three Months Ended		Nine Months Ended
	September 29, 2023	September 30, 2022	September 29, 2023	September 30, 2022
Restructuring charges	$—	$—	$3	$—
Impairment related to Hinton pulp mill	(4)	—	118	13
Impairment related to Quesnel River Pulp mill and Slave Lake Pulp mill	17	—	17	—
Impairment related to equity accounted investment	—	—	7	$—
	$13	$—	$145	$13
In the three months ended September 29, 2023, we recorded an impairment loss of $17 million in relation to the sale of the Quesnel River Pulp mill and Slave Lake Pulp mill (see note 5). In addition, we recorded an impairment reversal of $4 million in relation to the sale of the Hinton pulp mill (see note 5) upon remeasurement of estimated working capital adjustments specified in the asset purchase agreement.
In the nine months ended September 29, 2023, we recorded restructuring and impairment charges of $145 million. We recorded an impairment loss of $118 million in relation to the sale of the Hinton pulp mill (see note 5). In addition, we recorded an impairment loss of $17 million in relation to the sale of the Quesnel River Pulp mill and Slave Lake Pulp mill (see note 5).
An impairment loss of $7 million was recorded in the three months ended June 30, 2023 in relation to an equity accounted investment in our lumber segment that produces and distributes wood pellets. Restructuring charges of $3 million were recorded in the three months ended March 31, 2023 relating to the closure of a regional corporate office in our lumber segment and the closure of a distribution centre in our pulp & paper segment.
11.Finance income (expense), net

	Three Months Ended		Nine Months Ended
	September 29, 2023	September 30, 2022	September 29, 2023	September 30, 2022
Interest expense	$(6)	$(7)	$(18)	$(18)
Interest income on cash equivalents	13	5	33	9
Net interest income on export duty deposits	14	7	21	6
Finance income (expense) on employee future benefits	—	(2)	1	(4)
	$21	$3	$37	$(7)
12.Other income

	Three Months Ended		Nine Months Ended
	September 29, 2023	September 30, 2022	September 29, 2023	September 30, 2022
Foreign exchange (loss) gain	$(1)	$9	$2	$21
Settlement gain on defined benefit pension plan annuity purchase	2	—	6	—
Gain on electricity swaps	9	—	30	—
(Loss) gain on interest rate swap contracts	(2)	4	(4)	13
Other	3	(1)	1	2
	$11	$12	$35	$36

13.Tax recovery (provision)
The tax provision differs from the amount that would have resulted from applying the B.C. statutory income tax rate to earnings before tax as follows:

	Three Months Ended		Nine Months Ended
	September 29, 2023	September 30, 2022	September 29, 2023	September 30, 2022
Income tax (provision) recovery at statutory rate of 27%	$(58)	$(80)	$7	$(734)
Rate differentials between jurisdictions and on specified activities	4	7	3	85
Non-taxable amounts	2	—	1	8
Other	(4)	(7)	—	(9)
	$(56)	$(80)	$11	$(650)
14.Earnings per share
Basic earnings per share is calculated based on earnings available to Common shareholders, as set out below, using the weighted average number of Common shares and Class B Common shares outstanding.
Certain of our equity-based compensation plans may be settled in cash or Common shares at the holder’s option and for the purposes of calculating diluted earnings per share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Plans that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect as compared to the cash-settled method.
The numerator under the equity-settled method is calculated based on earnings available to Common shareholders adjusted to remove the cash-settled equity-based compensation expense (recovery) charged to earnings and deducting a notional charge using the equity‑settled method, as set out below. Adjustments to earnings are tax-effected as applicable. The denominator under the equity-settled method is calculated using the treasury stock method. Share options under the equity-settled method are considered dilutive when the average market price of our Common shares for the period exceeds the exercise price of the share option.
The cash-settled method was more dilutive for the three months ended September 30, 2022. The equity-settled method was more dilutive for the three and nine months ended September 29, 2023 and nine months ended September 30, 2022 and an adjustment was required for both the numerator and denominator in these periods.

A reconciliation of the numerator and denominator used for the purposes of calculating diluted earnings per share is as follows:

	Three Months Ended		Nine Months Ended
	September 29, 2023	September 30, 2022	September 29, 2023	September 30, 2022
Earnings
Numerator for basic EPS	$159	$216	$(14)	$2,068
Cash-settled (recovery) expense included in earnings	(6)	—	3	(5)
Equity-settled expense adjustment	(2)	—	(5)	(4)
Numerator for diluted EPS	$152	$216	$(15)	$2,059

Weighted average number of shares (thousands)
Denominator for basic EPS	83,499	86,317	83,537	97,034
Effect of dilutive equity-based compensation	300	—	297	421
Denominator for diluted EPS	83,799	86,317	83,834	97,455

Earnings per share (dollars)
Basic	$1.91	$2.50	$(0.16)	$21.31
Diluted	$1.81	$2.50	$(0.18)	$21.13

15.Segment and geographical information
During the first quarter of 2023, the Company changed its measure of profit or loss for each reportable segment from earnings before tax to operating earnings, as this is now the measure most used by the chief operating decision maker when evaluating segment operating performance. Prior year comparatives have been updated to conform to current year presentation.

Three Months Ended	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
September 29, 2023
Sales
To external customers	$681	$776	$128	$121	$—	$1,705
To other segments	16	1	2	—	(19)	—
	$697	$777	$128	$121	$(19)	$1,705
Cost of products sold	(551)	(386)	(107)	(101)	17	(1,128)
Freight and other distribution costs	(100)	(80)	(27)	(10)	—	(217)
Export duties, net	39	—	—	—	—	39
Amortization	(46)	(67)	(4)	(12)	(3)	(132)
Selling, general and administration	(41)	(22)	(6)	(6)	2	(73)
Equity-based compensation	—	—	—	—	4	4
Restructuring and impairment charges	—	—	(13)	—	—	(13)
Operating earnings	$(2)	$222	$(29)	$(8)	$2	$184

Three Months Ended	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
September 30, 2022
Sales
To external customers	$910	$796	$233	$149	$—	$2,088
To other segments	25	2	—	—	(27)	—
	$935	$798	$233	$149	$(27)	$2,088
Cost of products sold	(665)	(468)	(155)	(110)	27	(1,371)
Freight and other distribution costs	(118)	(92)	(41)	(9)	—	(260)
Export duties, net	53	—	—	—	—	53
Amortization	(45)	(71)	(9)	(12)	(3)	(140)
Selling, general and administration	(45)	(23)	(8)	(6)	(2)	(84)
Equity-based compensation	—	—	—	—	(5)	(5)
Restructuring and impairment charges	—	—	—	—	—	—
Operating earnings	$115	$144	$20	$12	$(10)	$281

Nine Months Ended	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
September 29, 2023
Sales
To external customers	$2,123	$1,943	$457	$417	$—	$4,940
To other segments	57	5	7	—	(69)	—
	$2,180	$1,948	$464	$417	$(69)	$4,940
Cost of products sold	(1,694)	(1,184)	(435)	(322)	69	(3,568)
Freight and other distribution costs	(312)	(248)	(89)	(33)	—	(682)
Export duties, net	—	—	—	—	—	—
Amortization	(137)	(204)	(21)	(36)	(7)	(405)
Selling, general and administration	(121)	(69)	(19)	(18)	—	(227)
Equity-based compensation	—	—	—	—	(11)	(11)
Restructuring and impairment charges	(9)	—	(136)	—	—	(145)
Operating earnings	$(92)	$242	$(236)	$7	$(18)	$(97)

Nine Months Ended	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
September 30, 2022
Sales
To external customers	$3,698	$3,173	$617	$597	$—	$8,085
To other segments	64	7	—	—	(71)	—
	$3,762	$3,180	$617	$597	$(71)	$8,085
Cost of products sold	(1,882)	(1,280)	(460)	(382)	71	(3,933)
Freight and other distribution costs	(343)	(253)	(122)	(37)	—	(755)
Export duties, net	10	—	—	—	—	10
Amortization	(135)	(232)	(26)	(41)	(7)	(441)
Selling, general and administration	(142)	(79)	(24)	(22)	2	(265)
Equity-based compensation	—	—	—	—	1	1
Impairment charges	—	—	(13)	—	—	(13)
Operating earnings	$1,270	$1,336	$(28)	$115	$(4)	$2,689
The geographic distribution of external sales based on the location of product delivery is as follows:

	Three Months Ended		Nine Months Ended
	September 29, 2023	September 30, 2022	September 29, 2023	September 30, 2022
United States	$1,184	$1,351	$3,265	$5,647
Canada	287	357	844	1,241
U.K. and Europe	121	152	421	588
Asia	113	225	407	600
Other	—	3	3	9
	$1,705	$2,088	$4,940	$8,085

16.Countervailing (“CVD”) and antidumping (“ADD”) duty dispute
Additional details, including our accounting policy, can be found in note 26 - Countervailing (“CVD”) and antidumping (“ADD”) duty dispute of our audited annual consolidated financial statements for the year ended December 31, 2022.
Developments in CVD and ADD rates
We began paying CVD and ADD duties in 2017 based on the determination of duties payable by the United States Department of Commerce (“USDOC”). The CVD and ADD cash deposit rates are updated upon the finalization of the USDOC’s Administrative Review (“AR”) process for each Period of Inquiry (“POI”).
On September 7, 2023, the USDOC finalized the duty rate for AR4, resulting in the recognition of an export duty recovery of $62 million and interest income in earnings and a decrease in export duty deposits payable.
On March 14, 2023, the USDOC initiated AR5 POI covering the 2022 calendar year. West Fraser was selected as a mandatory respondent, which will result in West Fraser continuing to be subject to a company-specific rate.
The Cash Deposit Rates and the West Fraser Estimated ADD Rate for the periods presented are as follows:

Effective dates for CVD	Cash Deposit Rate
AR5 POI[1]
January 1, 2022 – January 9, 2022	5.06%
January 10, 2022 – August 8, 2022	5.08%
August 9, 2022 - September 30, 2022	3.62%
AR6 POI[2]
January 1, 2023 - July 31, 2023	3.62%
August 1, 2023 - September 29, 2023	2.19%
1.The CVD rate for the AR5 POI will be adjusted when AR5 is complete and the USDOC finalizes the rate, which is not expected until 2024.
2.The CVD rate for the AR6 POI will be adjusted when AR6 is complete and the USDOC finalizes the rate, which is not expected until 2025.

Effective dates for ADD	Cash Deposit Rate	West Fraser Estimated Rate
AR5 POI[1]
January 1, 2022 - August 8, 2022	6.06%	2.23%
August 9, 2022 - September 30, 2022	4.63%	2.23%
AR6 POI[2]
January 1, 2023 - July 31, 2023	4.63%	10.40%
August 1, 2023 - September 29, 2023[3]	7.06%	10.40%
1.The ADD rate for the AR5 POI will be adjusted when AR5 is complete and the USDOC finalizes the rate, which is not expected until 2024.
2.The ADD rate for the AR6 POI will be adjusted when AR6 is complete and the USDOC finalizes the rate, which is not expected until 2025.
3.On September 7, 2023, the USDOC amended West Fraser’s ADD finalized rate to 7.06%. The amendment rate was retroactively applied to August 1, 2023.

Impact on results

The following table reconciles our cash deposits paid during the period to the amount recorded in our earnings statement:

	Three Months Ended		Nine Months Ended
	September 29, 2023	September 30, 2022	September 29, 2023	September 30, 2022
Cash deposits[1]	$(14)	$(23)	$(40)	$(105)
Adjust to West Fraser Estimated ADD rate[2]	(9)	(5)	(22)	34
Export duties, net	(24)	(28)	(62)	(71)
Duty recovery attributable to AR3[3]	—	81	—	81
Duty recovery attributable to AR4[4]	62	—	62	—
Export duty (expense) recovery	39	53	—	10
Interest income on duty deposits	14	7	21	6
1.Represents combined CVD and ADD cash deposit rate of 9.25% for August 1 to September 29, 2023, 8.25% for January 1 to July 31, 2023, 11.12% for January 1 to January 9, 2022, and 11.14% for January 10 to August 8, 2022 and 8.25% from August 9, 2022 to December 31, 2022.
2.Represents adjustment to the annualized West Fraser Estimated ADD rate of 10.40% for Q3-23 and YTD-23 and 2.23% for Q3-22 and YTD-22.
3.$81 million represents the duty recovery attributable to the finalization of the AR3 duty rates for the 2020 POI. The final CVD rate was 3.62% and the final ADD rate was 4.63% for AR3.
4.$62 million represents the duty recovery attributable to the finalization of AR4 duty rates for the 2021 POI. The final CVD rate was 2.19% and the final ADD rate was 7.06% for AR4.
As of September 29, 2023, export duties paid and payable on deposit with the USDOC were $824 million (December 31, 2022 - $784 million).
Impact on balance sheet
Each POI is subject to independent administrative review by the USDOC, and the results of each POI may not be offset but the results within a POI in respect of ADD and CVD may be offset.
Export duty deposits receivable is represented by:

Nine Months ended
September 29,
Export duties receivable	2023
Beginning of period	$354
Export duties recognized as duty deposits receivable	—
Interest income recognized on duty deposits receivable	16
End of period	$371
Export duties payable is represented by:

Nine Months ended
September 29,
Export duties payable	2023
Beginning of period	$74
Export duties recognized on long-term payable	(41)
Interest expense (income) recognized on export duties payable	(5)
End of period	$28

Appeals
Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administration review process is complete and the related appeal processes are concluded.
17. Commitments and contingencies
Commitments
On September 6, 2023, we announced an agreement to acquire Spray Lake Sawmills located in Cochrane, Alberta for CAD$140 million, subject to certain post-closing adjustments. The transaction is expected to close following completion of Canadian regulatory reviews and satisfaction of customary conditions. Activities in respect of the closing conditions are proceeding and we anticipate closing the transaction by the end of the year.
Contingencies
We are subject to various investigations, claims and legal, regulatory and tax proceedings covering matters that arise in the ordinary course of business activities, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by governmental regulatory agencies and law enforcement authorities in various jurisdictions. Each of these matters is subject to uncertainties and it is possible that some of these matters may be resolved unfavourably. Certain conditions may exist as of the date the financial statements are issued, which may result in an additional loss. In the opinion of management none of these matters are expected to have a material effect on our results of operations or financial condition.